Exhibit 11

STATEMENT REGARDING COMPUTATION OF EARNINGS PER SHARE

Year Ended December 31, 2005
Income available to common stockholders	$7,963,783
Weighted average shares outstanding	4,975,470
Basic earnings per share	$1.60
Income for diluted earnings per share	$7,963,783
Total weighted average common shares and equivalents outstanding for diluted computation	4,986,762
Diluted earnings per share	$1.60